DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 ________ 1300 I STREET, N.W. WASHINGTON, D.C. 20005 ________ 1600 EL CAMINO REAL MENLO PARK, CA 94025 ________ 99 GRESHAM STREET LONDON EC2V 7NG	MARQUÉS DE LA ENSENADA, 2 28004 MADRID TELEPHONE 91 702 2680 FAX 91 702 2765	121, AVENUE DES CHAMPS-ELYSÉES 75008 PARIS ________ MESSETURM 60308 FRANKFURT AM MAIN ________ 1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033 ________ 3A CHATER ROAD HONG KONG

34 91 702 2741

CONFIDENTIAL

March 5, 2007

Re:	Repsol YPF, S.A.
Form 20-F for the fiscal year ended December 31, 2005
File No. 1-10220

Ms. Jennifer Goeken
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
 Washington, D.C. 20549-7410

Dear Ms. Goeken:

     I am writing on behalf of Repsol YPF, S.A. (“Repsol YPF”) in connection with the Staff’s review of Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. As we discussed by telephone last week, Repsol YPF is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated February 16, 2007 and currently expects to respond in writing to the Staff’s comments by approximately March 16, 2007. I understand that the timing of such response is acceptable to the Staff.

Ms. Jennifer Goeken	2	March 5, 2007

     Please do not hesitate to contact me (tel. no. 011-34-91-702-2741) should you have any questions regarding the foregoing.

Very truly yours,

Michael J. Willisch

cc: Angel Ramos — Repsol YPF